(As filed February 2, 1999)

                                                               File No. 70-9397

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            --------------------------------------------------------

                                 Amendment No. 2
                                       on
                                   FORM U-1/A
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ---------------------------------------------------------

                           New Century Energies, Inc.
                       Public Service Company of Colorado
                     Cheyenne Light, Fuel and Power Company
                           New Century Services, Inc.
                            West Gas Interstate, Inc.
                              NC Enterprises, Inc.
                         New Century International, Inc.
                                  e prime, inc.
                         PS Colorado Credit Corporation
                            Natural Fuels Corporation
                            P.S.R. Investments, Inc.
                          Green and Clear Lakes Company
                                1480 Welton, Inc.
                            The Planergy Group, Inc.
                            New Century-Cadence, Inc.
                                1225 17th Street
                           Denver, Colorado 80202-5533

                       Southwestern Public Service Company
                                Quixx Corporation
                         Utility Engineering Corporation
                                 Tyler at Sixth
                              Amarillo, Texas 79101

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
              ----------------------------------------------------

                           New Century Energies, Inc.

                 (Name of top registered holding company parent)
              -----------------------------------------------------

                                Teresa S. Madden
                                   Controller
                            New Century Energies, Inc
                           1225 17th Street, Suite 900
                           Denver, Colorado 80202-5533

                     (Name and address of agent for service)

            The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

    William M. Dudley, Esq.                     William T. Baker, Jr., Esq.
    New Century Energies, Inc.                  Thelen Reid & Priest LLP
    1225 17th Street, Suite 600                 40 West 57th Street
    Denver, Colorado 80202-5533                 New York, New York 10019

         The Application or Declaration filed in this proceeding on October 22, 1998, as amended and restated in its entirety by Amendment No. 1, filed December 21, 1998, is further amended by restating Item 1.9 Financing Subsidiaries to
                                                   ----------------------
read as follows:

         "1.9 FINANCING SUBSIDIARIES. NCE and the Subsidiaries request authority
              ----------------------
to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of NCE and the Subsidiaries through the issuance of long-term debt or equity securities, including but not limited to monthly income preferred securities, to third parties and the transfer of the proceeds of such financings to NCE or such Subsidiaries. NCE may, if required, guarantee or enter into expense agreements in respect of the obligations of any such Financing Subsidiaries. Subsidiaries may also provide guarantees and enter into expense agreements, if required, on behalf of such entities pursuant to Rules 45(b)(7) and 52, as applicable. If the direct parent company of a Financing Subsidiary is authorized in this proceeding or any subsequent proceeding to issue long-term debt or similar types of equity securities, then the amount of such securities issued by that Financing Subsidiary would count against the limitation applicable to its parent for those securities. In such cases, however, the guaranty by the parent of that security issued by its Financing Subsidiary would not be counted against the NCE Guarantee Limitation or the Subsidiary Guarantee Limitation, as the case may be. In other cases, in which the parent company is not authorized herein or in a subsequent proceeding to issue similar types of securities, the amount of any guarantee not exempt pursuant to Rules 45(b)(7) and 52 that is entered into by the parent company with respect to securities issued by its Financing Subsidiary would be counted against the NCE Guarantee Limitation or Subsidiary Guarantee Limitation, as the case may be."

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


                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.


                              NEW CENTURY ENERGIES, INC.
                              PUBLIC SERVICE COMPANY OF COLORADO
                              NEW CENTURY SERVICES, INC.
                              NC ENTERPRISES, INC.
                              E PRIME, INC.
                              GREEN AND CLEAR LAKES COMPANY
                              THE PLANERGY GROUP, INC.
                              NEW CENTURY-CADENCE, INC.
                              SOUTHWESTERN PUBLIC SERVICE COMPANY


                              By:     /s/ Richard C. Kelly
                                      ----------------------------------------
                                      Name:    Richard C. Kelly
                                      Title:   Executive Vice President of
                                               New Century Energies, Inc.,
                                               Public Service Company of
                                               Colorado, New Century
                                               Services, Inc., NC
                                               Enterprises, Inc., and
                                               Southwestern Public Service
                                               Company; President of e
                                               prime, inc.; Treasurer of
                                               Green and Clear Lakes
                                               Company and New
                                               Century-Cadence, Inc.; and
                                               Vice President of The
                                               Planergy Group, Inc.


                              CHEYENNE LIGHT, FUEL AND POWER
                                      COMPANY
                              WEST GAS INTERSTATE INC.
                              NEW CENTURY INTERNATIONAL INC.
                              PS COLORADO CREDIT CORPORATION
                              1480 WELTON, INC.
                              P.S.R. INVESTMENTS, INC.


                              By:     /s/ Cathy J. Hart
                                      ----------------------------------------
                                      Name:    Cathy J. Hart
                                      Title:   Secretary

                     (signatures continued on the next page)

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


                              NATURAL FUELS CORPORATION
                              QUIXX CORPORATION
                              UTILITY ENGINEERING CORPORATION


                              By:     /s/ Bill D. Helton
                                      ----------------------------------------
                                      Name:    Bill D. Helton
                                      Title:   Chairman of the Board


Date:    February 2, 1999

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